L'ORÉAL

L'OREAL
International Financial Information Department

Clichy, March 8th, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Weekly disclosures of trading in the Company's own shares from October 2004 to February 2005, as filed with the French *Autorité des Marchés Financiers*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 135 212 432 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 22/10/2004 au 29/10/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
22/10/2004	100 000	53,29	5 329 000,00
25/10/2004	100 000	52,12	5 212 000,00
26/10/2004	100 000	52,06	5 206 000,00
27/10/2004	100 000	52,29	5 228 500,00
28/10/2004	100 000	53,70	5 369 900,00
29/10/2004	150 000	53,69	8 052 750,00
Total	650 000		34 398 150,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 22/10/2004 to 29/10/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
22/10/2004	100 000	53,29	5 329 000,00
25/10/2004	100 000	52,12	5 212 000,00
26/10/2004	100 000	52,06	5 206 000,00
27/10/2004	100 000	52,29	5 228 500,00
28/10/2004	100 000	53,70	5 369 900,00
29/10/2004	150 000	53,69	8 052 750,00
Total	650 000		34 398 150,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 01/11/2004 au 05/11/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
01/11/2004	70 000	54,12	3 788 400,00
02/11/2004	100 000	54,64	5 464 000,00
03/11/2004	104 000	54,86	5 705 128,00
04/11/2004	176 000	54,88	9 658 880,00
05/11/2004	150 000	55,42	8 313 000,00
Total	600 000		32 929 408,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 01/11/2004 to 05/11/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
01/11/2004	70 000	54,12	3 788 400,00
02/11/2004	100 000	54,64	5 464 000,00
03/11/2004	104 000	54,86	5 705 128,00
04/11/2004	176 000	54,88	9 658 880,00
05/11/2004	150 000	55,42	8 313 000,00
Total	600 000		32 929 408,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 08/11/2004 au 12/11/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
08/11/2004	150 000	56,74	8 511 580,16
09/11/2004	150 000	56,72	8 507 797,13
10/11/2004	180 000	56,69	10 204 892,64
11/11/2004	120 000	56,68	6 801 223,10
12/11/2004	150 000	56,67	8 500 377,64
Total	750 000		42 525 870,67

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 08/11/2004 to 12/11/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
08/11/2004	150 000	56,74	8 511 580,16
09/11/2004	150 000	56,72	8 507 797,13
10/11/2004	180 000	56,69	10 204 892,64
11/11/2004	120 000	56,68	6 801 223,10
12/11/2004	150 000	56,67	8 500 377,64
Total	750 000		42 525 870,67

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 15/11/2004 au 19/11/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
15/11/2004	150 000	56,44	8 466 000,00
16/11/2004	180 000	56,53	10 176 000,00
17/11/2004	150 000	56,44	8 465 550,00
18/11/2004	170 000	55,86	9 495 860,00
19/11/2004	100 000	55,72	5 572 000,00
Total	750 000		42 175 410,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 15/11/2004 to 19/11/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
15/11/2004	150 000	56,44	8 466 000,00
16/11/2004	180 000	56,53	10 176 000,00
17/11/2004	150 000	56,44	8 465 550,00
18/11/2004	170 000	55,86	9 495 860,00
19/11/2004	100 000	55,72	5 572 000,00
Total	750 000		42 175 410,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 22/11/2004 au 26/11/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
22/11/2004	180 000	54,89	9 879 660,00
23/11/2004	150 000	55,07	8 260 800,00
24/11/2004	170 000	54,81	9 317 700,00
25/11/2004	130 000	55,35	7 195 500,00
26/11/2004	120 000	55,17	6 620 280,00
Total	750 000		41 273 940,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 22/11/2004 to 26/11/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
22/11/2004	180 000	54,89	9 879 660,00
23/11/2004	150 000	55,07	8 260 800,00
24/11/2004	170 000	54,81	9 317 700,00
25/11/2004	130 000	55,35	7 195 500,00
26/11/2004	120 000	55,17	6 620 280,00
Total	750 000		41 273 940,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 29/11/2004 au 03/12/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
29/11/2004	170 000	55,40	9 418 680,00
30/11/2004	140 000	54,79	7 670 600,00
01/12/2004	140 000	54,58	7 641 200,00
02/12/2004	150 000	55,08	8 261 550,00
03/12/2004	150 000	54,80	8 220 600,00
Total	750 000		41 212 630,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 29/11/2004 to 03/12/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
29/11/2004	170 000	55,40	9 418 680,00
30/11/2004	140 000	54,79	7 670 600,00
01/12/2004	140 000	54,58	7 641 200,00
02/12/2004	150 000	55,08	8 261 550,00
03/12/2004	150 000	54,80	8 220 600,00
Total	750 000		41 212 630,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 06/12//2004 au 10/12/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
06/12/2004	150 000	54,11	8 116 050,00
07/12/2004	150 000	54,46	8 169 000,00
08/12/2004	150 000	54,52	8 178 000,00
09/12/2004	150 000	54,34	8 150 250,00
10/12/2004	150 000	54,67	8 200 500,00
Total	750 000		40 813 800,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 06/12/2004 to 10/12/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
06/12/2004	150 000	54,11	8 116 050,00
07/12/2004	150 000	54,46	8 169 000,00
08/12/2004	150 000	54,52	8 178 000,00
09/12/2004	150 000	54,34	8 150 250,00
10/12/2004	150 000	54,67	8 200 500,00
Total	750 000		40 813 800,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 13/12//2004 au 17/12/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
13/12/2004	150 000	55,23	8 284 500,00
14/12/2004	150 000	55,38	8 306 550,00
15/12/2004	150 000	55,92	8 388 000,00
16/12/2004	180 000	55,11	9 919 800,00
17/12/2004	120 000	54,77	6 572 400,00
Total	750 000		41 471 250,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the13/12/2004 to 17/12/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
13/12/2004	150 000	55,23	8 284 500,00
14/12/2004	150 000	55,38	8 306 550,00
15/12/2004	150 000	55,92	8 388 000,00
16/12/2004	180 000	55,11	9 919 800,00
17/12/2004	120 000	54,77	6 572 400,00
Total	750 000		41 471 250,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PROFESSIONNEL PARIS

REDKEN

MATRIX

L'ORÉAL PARIS

GARNIER

MAYBELLINE NEW YORK

SOFTSHEEN·CARSON

LANCÔME

BIOTHERM

HELENA RUBINSTEIN

GIORGIO ARMANI

RALPH LAUREN

cacharel

Kiehl's

shu uemura

VICHY

LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 20/12/2004 au 24/12/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
20/12/2004	163 645	54,16	8 862 194,98
21/12/2004	156 355	54,42	8 508 839,10
22/12/2004	160 000	55,02	8 803 200,00
23/12/2004	160 000	55,39	8 862 400,00
24/12/2004	58 000	55,45	3 216 100,00
Total	698 000		38 252 734,08

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 20/12/2004 to 24/12/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
20/12/2004	163 645	54,16	8 862 194,98
21/12/2004	156 355	54,42	8 508 839,10
22/12/2004	160 000	55,02	8 803 200,00
23/12/2004	160 000	55,39	8 862 400,00
24/12/2004	58 000	55,45	3 216 100,00
Total	698 000		38 252 734,08

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 27/12//2004 au 31/12/2004 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
27/12/2004	172 000	55,54	9 552 192,00
28/12/2004	170 000	55,95	9 511 500,00
29/12/2004	150 000	55,67	8 350 200,00
30/12/2004	170 000	56,10	9 537 000,00
31/12/2004	60 000	56,01	3 360 660,00
Total	722 000		40 311 552,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL



Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the27/12/2004 to 31/12/2004 period :

Session of	Number of shares	Weighted average price in €	Amount in €
27/12/2004	172 000	55,54	9 552 192,00
28/12/2004	170 000	55,95	9 511 500,00
29/12/2004	150 000	55,67	8 350 200,00
30/12/2004	170 000	56,10	9 537 000,00
31/12/2004	60 000	56,01	3 360 660,00
Total	722 000		40 311 552,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 03/01//2005 au 07/01/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
03/01/2005	150 000	56,64	8 495 700,00
04/01/2005	150 000	56,80	8 520 000,00
05/01/2005	150 000	56,83	8 524 500,00
06/01/2005	150 000	57,22	8 583 450,00
07/01/2005	150 000	57,79	8 669 100,00
Total	750 000		42 792 750,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 03/01/2005 to 07/01/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
03/01/2005	150 000	56,64	8 495 700,00
04/01/2005	150 000	56,80	8 520 000,00
05/01/2005	150 000	56,83	8 524 500,00
06/01/2005	150 000	57,22	8 583 450,00
07/01/2005	150 000	57,79	8 669 100,00
Total	750 000		42 792 750,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 10/01//2005 au 14/01/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
10/01/2005	150 000	57,51	8 626 500,00
11/01/2005	150 000	57,40	8 610 450,00
			0,00
			0,00
			0,00
Total	300 000		17 236 950,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 10/01/2005 to 14/01/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
10/01/2005	150 000	57,51	8 626 500,00
11/01/2005	150 000	57,40	8 610 450,00
			0,00
			0,00
			0,00
Total	300 000		17 236 950,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 24/01/2005 au 28/01/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
24/01/2005			0,00
25/01/2005			0,00
26/01/2005			0,00
27/01/2005			0,00
28/01/2005	200 000	56,77 €	11 354 000,00
Total	200 000		11 354 000,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 24/01/2005 to 28/01/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
24/01/2005			0,00
25/01/2005			0,00
26/01/2005			0,00
07/01/2005			0,00
28/01/2005	200 000	56,77	11 354 000,00
Total	200 000		11 354 000,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 31/01/2005 au 04/02/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
31/01/2005	200 000	57,62	11 523 400,00
01/02/2005	200 000	57,63	11 526 480,00
02/02/2005			0,00
03/02/2005			0,00
04/02/2005			0,00
Total	400 000		23 049 880,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 31/01/2005 to 04/02/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
31/01/2005	200 000	57,62	11 523 400,00
01/02/2005	200 000	57,63	11 526 480,00
02/01/2005			0,00
03/02/2005			0,00
04/02/2005			0,00
Total	400 000		23 049 880,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les achats réalisés sur ses propres actions pour la période du 21/02/2005 au 25/02/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
21/02/2005	150 000	59,82	8 973 000,00
22/02/2005	150 000	59,65	8 947 500,00
23/02/2005	150 000	59,42	8 913 000,00
24/02/2005	110 000	59,12	6 503 200,00
25/02/2005	110 000	58,81	6 469 100,00
Total	670 000		39 805 800,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the purchases made on its own shares for the 21/02/2005 to 25/02/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
21/02/2005	150 000	59,82	8 973 000,00
22/02/2005	150 000	59,65	8 947 500,00
23/02/2005	150 000	59,42	8 913 000,00
24/02/2005	110 000	59,12	6 503 200,00
25/02/2005	110 000	58,81	6 469 100,00
Total	670 000		39 805 800,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY